

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Jeffrey Tirman
Chief Executive Officer
Abri SPAC I, Inc.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210

      Re: Abri SPAC I, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed July 11, 2023
          File No. 001-40723

Dear Jeffrey Tirman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services